[Volcano Corporation Letterhead]
Via EDGAR and Federal Express
December 8, 2008
Mr. Kevin L. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3030
Washington, D.C. 20549

Re:	Volcano Corporation Form 10-K for the Year Ended December 31, 2007 Filed March 17, 2008 Form 10-Q for the Quarter Ended September 30, 2008 Form 8-K Dated November 5, 2008 File No. 000-52045
Dear Mr. Vaughn:
On behalf of Volcano Corporation (the “Company”), this letter is being transmitted in response to comments (the “Comments”) received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated November 25, 2008, with respect to (i) the Annual Report on Form 10-K for the year ended December 31, 2007, filed by the Company with the Commission on March 17, 2008 (the “2007 Annual Report”), (ii) the Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, filed by the Company with the Commission on November 7, 2008 and (iii) the Current Report on Form 8-K, dated November 5, 2008, filed by the Company with the Commission on November 5, 2008.
The numbering of the paragraphs below corresponds to the numbering of the Comments, which, for the Staff’s convenience, have been incorporated into this response letter.
Form 10-K for the Year Ended December 31, 2007
Index to Consolidated Financial Statements, page 65
Note 1. Summary of Significant Accounting Policies, page 72
-Stock-based Compensation, page 75

December 8, 2008

1.	We note that you calculate your expected volatility utilized within the Black-Scholes model based upon your trading history and implied volatility of your common stock and the common stock of comparable medical device companies. Please revise your future filings to include a discussion of the basis for your conclusions regarding the extent to which you used historical volatility and implied volatility. In addition, discuss why you believe it is appropriate to rely on the implied volatility of the common stock of other medical device companies. Please also summarize your evaluation of the factors in Question 2 , Question 3 and Question 6 of SAB Topic 14.D.1. Refer to Question 5 of SAB Topic 14.D.1.

We respectfully advise the Staff that after consideration of the factors listed in “Interpretive Response: Statement 123R” issued by the Financial Accounting Standards Board, the Company has exclusively applied historical volatility to estimate expected volatility when using the Black-Scholes option-pricing formula to determine the fair value of options granted in the years ended December 31, 2006 and 2007. This assessment of historical volatility was based on the trading history of the Company’s common stock as well as the historical volatility of comparable medical device companies, in light of the limited trading history of the Company’s common stock. The Company has applied a similar methodology of estimating volatility for the periods reported to date in 2008, and expects to use this methodology for the year ended December 31, 2008, but will continue to assess the appropriateness of the methodology for future periods. The Company does not have actively traded options or other financial instruments with embedded options, and has therefore not relied on implied volatility in estimating expected volatility.

In future filings, the Company will clarify the disclosure to include a discussion of the basis for its use of historical volatility exclusively to calculate the expected volatility of its common stock within the Black-Scholes model, as appropriate.

In future filings, the Company will include a summary of the Company’s evaluation of the factors in Question 2, Question 3 and Question 6 of SAB Topic 14.D.1.
Note 2. Acquisitions, page 80
2.	We note that you have allocated $26.1 million of the purchase price for CardioSpectra, Inc. to in-process research and development expense (IPR&D). We similarly note from page 9 within your June 30, 2008 Form 10-Q that you allocated $12.2 million of the purchase for Novelis, Inc. to IPR&D. Please revise this note and MD&A in future filings to provide the following disclosures related to each IPR&D charge:
•	Describe each significant IPR&D project acquired;

•	Present in tabular format the fair value assigned to each project acquired and projected costs to complete by project;

•	For each project, disclose in MD&A the status of the development, stage of completion at acquisition date, the nature and timing of the remaining efforts for

December 8, 2008

completion, anticipated completion date and the date you will begin benefiting from the projects, the risks and uncertainties associated with completing development within a reasonable period of time, and the risks involved if the IPR&D projects are not completed on a timely basis.
In future filings, with respect to each IPR&D charge, the Company will (i) describe each significant IPR&D project acquired, (ii) present in tabular format the fair value assigned to each project acquired and projected costs to complete by project and, (iii) for each project, disclose in MD&A the status of the development, stage of completion at acquisition date, the nature and timing of the remaining efforts for completion, anticipated completion date and the date the Company will begin benefiting from the projects, the risks and uncertainties associated with completing development within a reasonable period of time, and the risks involved if the IPR&D projects are not completed on a timely basis.
Note 5. Financial Instruments, page 84
3.	We note that a significant amount of your short-term investments and cash and cash equivalents are in U.S. corporate securities. As applicable, please revise future filings to separately present amounts held in U.S. equity securities, corporate debt securities, mortgage-backed securities, and other debt securities. Refer the guidance in paragraph 19(a) and (e)-(g) of SFAS 115.

In future filings, the Company will separately present amounts held in U.S. equity securities, corporate debt securities, mortgage-backed securities, and other debt securities. We supplementally advise the Staff that the Company has not invested in mortgage-backed or auction rate securities during the periods covered in the 2007 Annual Report or to date in 2008.
Note 10. Stockholders’ Equity, page 88
4.	We note on page 91 that you present a non-GAAP measure entitled “adjusted earnings per share” for fiscal 2007 and 2006 and that you define this measure as earnings per share as if you had not adopted SFAS 123(R) on January 1, 2006. Please revise your future filings to only present GAAP measures within your notes to your audited financial statements. Refer to the guidance in Item (e)(1)(ii)(c) of Item 10 of Regulation S-K.

In future filings, the Company will only present GAAP measures within our notes to our audited financial statements.

December 8, 2008

Note 12. Segment and Geographic Revenue, page 94
5.	Please revise your future filings to include your revenues from external customers for each product and service or each group of similar products and services similar to your presentation included on page 52. Refer to the guidance in paragraph 37 of SFAS 131.

In future filings, the Company will include within the notes to our financial statements, as applicable, our revenues from external customers for each product and service or each group of similar products and services similar to our presentation included on page 52 of the 2007 Annual Report.
Form 10-Q for the Quarter Ended September 30, 2008
Note 1. Summary of Significant Accounting Policies, page 7
-Concentrations of Credit Risk, page 7
6.	We note that you terminated your distribution agreement with Goodman Company, Ltd. during the six months ended June 30, 2008. Please tell us and revise your future filings to clearly disclose any material terms of this termination agreement, such as the amount of fees that you had to pay, if any, related to the termination of this agreement.

In future filings, the Company will disclose the material terms of the Termination Agreement, dated May 19, 2008, between Goodman Company, Ltd. (“Goodman”) and the Company, previously filed as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, filed by the Company with the Commission on August 7, 2008 (the “Termination Agreement”), in our notes to our financial statements, as applicable. We advise the Staff, and will clarify in future filings, that under the Termination Agreement, the Company has not paid, and is not obligated to pay, any termination fees to Goodman related to the termination of the Exclusive Distribution Agreement, dated September 27, 2004, by and between Goodman and the Company.
Form 8-K Dated November 5, 2008
7.	We note that you present your non-GAAP measures in the form of a statement of operations. This format may be confusing to investors as it reflects several non-GAAP measures, including but not limited to, non-GAAP revenues, non-GAAP amortization of intangibles, non-GAAP interest income, etc. which have not been identified or described to investors. In fact, it appears that management does not use all of these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and FAQ 8 Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 for each non-GAAP measure presented. Specifically, you should provide a reconciliation of each non-GAAP measure to the

December 8, 2008

most directly comparable GAAP measure and explain why you believe each measure provides useful information to investors. To eliminate investor confusion, please remove the non-GAAP statements of operations format from all future filings. Instead, only disclose those non-GAAP measures used by management and which you intended to provide to investors with the appropriate reconciliations to the most directly comparable GAAP measure.

In future filings, the Company will omit non-GAAP statements of operations and will only disclose those non-GAAP measures used by management and which we intend to provide to investors with the appropriate reconciliations to the most directly comparable GAAP measure.
* * * * *
The Company further acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to call me at (916) 281-2640, or Linda Kaechele at (916) 281-2684, if you have any questions or would like any additional information regarding these matters.
Sincerely,
/s/ John Dahldorf

John Dahldorf
Chief Financial Officer
Volcano Corporation

cc:	Linda Kaechele, Corporate Controller, Volcano Corporation
Gordon Ho, Esq., Cooley Godward Kronish LLP
Tara Harkins, Staff Accountant, Securities and Exchange Commission
Martin James, Senior Assistant Chief Accountant, Securities and Exchange Commission